Room 4561

March 20, 2007

Leland H. Boardman
Chief Financial Officer
Arkona, Inc.
10542 South Jordan Gateway
South Jordan, Utah 84095
(801) 501-7100

Re: Arkona, Inc.
        Form 10-KSB for the fiscal year ended March 31, 2006
        Filed on June 29, 2006
        File No. 000-24372

Dear Mr. Boardman:

        We have completed our review of your Form 10-KSB and related filings, and do not, at this time, have any further comments.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief